ITEM 77M: Mergers

                Morgan Stanley Utilities Fund

      On  February 6, 2006, the Board of Trustees of  Morgan
Stanley  Global Utilities Fund ("Global Utilities") approved an  Agreement  and  Plan  of Reorganization  between  Morgan
Stanley  Utilities  Fund (the "Fund") and Global  Utilities,
pursuant to which substantially all of the assets of  Global
Utilities  would  be combined with those  of  the  Fund  and shareholders  of Global Utilities would become  shareholders of the Fund, receiving shares of the Fund equal to the value
of    their    holdings    in    Global    Utilities    (the
"Reorganization").  On October 30, 2006, the  Reorganization
was  approved  by the shareholders of Global  Utilities.  On
December 8, 2006, the Reorganization was consummated.